EXHIBIT 1

Consolidated Financial Statements

December 31, 2004 and 2003

ATNA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

(Expressed in Canadian dollars)

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Atna Resources Ltd.

We have audited the consolidated balance sheets of Atna Resources Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with Canadian generally accepted accounting principles.

“DeVisser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 17, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordance with both Canadian GAAS and the standards of the PCAOB, our report to the shareholders dated February 17, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

“DeVisser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 17, 2005

ATNA RESOURCES LTD.
Consolidated Balance Sheets
As at December 31,
(Expressed in Canadian dollars)

	2004	2003
	$	$
A S S E T S
Current
Cash and cash equivalents	6,597,455	3,691,757
Amounts receivable	19,197	12,175
Marketable securities (note 3)	2,411,483	57,575
Prepaid expenses	22,714	7,993

	9,050,849	3,769,500

Reclamation deposit	6,950	-
Resource properties (note 5)	5,134,894	9,736,561
Equipment	65,471	41,355

	14,258,164	13,547,416

L I A B I L I T I E S
Current
Accounts payable and accrued liabilities	671,188	65,217

S H A R E H O L D E R S' E Q U I T Y

Share capital (note 8) (38,950,872 common shares outstanding at December 31, 2004)	40,795,561	36,524,790
Contributed surplus (note 8b)	151,193	94,576
Deficit	(27,359,778)	(23,137,167

	13,586,976	13,482,199

	14,258,164	13,547,416

Approved on behalf of the Board of Directors

“Glen D. Dickson”	“David H. Watkins”

Glen D. Dickson	David H. Watkins

                                                                                       See notes to consolidated financial statements

ATNA RESOURCES LTD.
Consolidated Statements of Operations and Deficit
For the Years Ended December 31,
(Expressed in Canadian dollars)

	2004	2003	2002
	$	$	$
Expenses
Amortization	7,929	11,860	14,555
Exploration and business development	208,268	717,756	1,906,424
Foreign exchange loss	7,306	99,488	49,442
Listing and transfer agent fees	42,086	35,156	19,488
Office	51,272	65,414	81,463
Professional fees	45,628	69,597	72,756
Rent and services	80,661	61,349	90,449
Severance payments	-	175,175	378,356
Shareholder communications	363,859	176,922	185,495
Stock-based compensation expense (note 8b)	94,770	94,576	-
Wages and benefits	202,546	139,464	180,637

	1,104,325	1,646,757	2,979,065
Less interest and other income	(119,315)	(69,167)	(101,209)

Net loss before the following	985,010	1,577,590	2,877,856
Net loss (gain) on sale of equipment	(1,288)	1,526	-
Net loss (gain) on sales of marketable securities	(45,858)	(38,492)	2,410
Net loss (gain) on sale of resource property (note 5)	1,359,561	(4,586)	-
Write-down of investment in VGCG LP	-	-	78,098
Write-down of marketable securities	-	32,799	485,455
Write-off of equipment	3,494	4,088	4,994
Write-off of resource properties	1,881,155	743	1,824,956
Write-off of VAT receivable (note 4)	40,537	191,267	-

Net loss for the year	(4,222,611)	(1,764,935)	(5,273,769)
Deficit - beginning of year	(23,137,167)	(21,372,232)	(16,098,463)

Deficit - end of year	(27,359,778)	(23,137,167)	(21,372,232)

Loss per share (note 11)	$(0.14)	$(0.08)	$(0.24)

Weighted-Average Number of
Common Shares Outstanding	31,156,922	22,323,260	21,757,037

See notes to consolidated financial statements

ATNA RESOURCES LTD.
Consolidated Statements of Cash Flows
For the Years Ended December 31,
(Expressed in Canadian dollars)
	2004	2003	2002
	$	$	$
Cash provided by (used for):
Operating Activities
Net loss for the year	(4,222,611)	(1,764,935)	(5,273,769)
Adjustments for items not involving cash:
Amortization	7,929	11,860	14,555
Equipment written-off	3,494	4,088	4,994
Investment in VGCG limited partnership written-down	-	-	78,098
Marketable securities written-down	-	32,799	485,455
Net loss (gain) on sales of equipment	(1,288)	1,526	-
Net loss (gain) on sales of marketable securities	(45,858)	(38,492)	2,410
Net loss (gain) on sales of resource properties	1,359,561	(4,586)	-
Resource properties written-off	1,881,155	743	1,824,956
Shares issued in settlement of severance obligations	-	175,175	-
Stock-based compensation expense	94,770	94,576	-
VAT receivable written-off	-	191,267	-
Changes in non-cash working capital components:
Amounts receivable	(7,022)	47,542	(43,852)
Accounts payable	605,971	(287,562)	162,764
Prepaid expenses	(14,721)	19,680	557
VAT receivable	-	(9,950)	(114,634)

	(338,620)	(1,526,269)	(2,858,466)

Investing Activities
Acquisition of resource properties	(618,513)	(239,426)	(372,585)
Exploration and development	(2,815,617)	(455,489)	(680,584)
Option payments received	152,427	-	-
Exploration recoveries and operating fees	207,747	-	-
Government grants received	-	-	7,517
Investment in VGCG limited partnership	-	-	(78,098)
Net (purchases)/proceeds of equipment	(55,444)	2,725	(30,624)
Purchase of marketable securities	-	(39,375)	(700,560)
Proceeds from sales of marketable securities	163,950	63,353	663,268
Proceeds from sales of resource properties	2,000,000	-	-
Reclamation deposits (paid)/refunded	(6,950)	-	2,500

	(972,400)	(668,212)	(1,189,166)

Financing Activity
Proceeds from issuance of share capital	4,571,961	2,540,849	-
Share issue costs	(355,243)	(342,322)	-

	4,216,718	2,198,527	-

Net increase (decrease) in cash and cash equivalents	2,905,698	4,046	(4,047,632)
Cash and cash equivalents - beginning of year	3,691,757	3,687,711	7,735,343

Cash and cash equivalents - end of year	6,597,455	3,691,757	3,687,711

Supplementary cash flow disclosures (note 6)

See notes to consolidated financial statements

ATNA RESOURCES LTD.
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

The Company is incorporated in British Columbia and involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties. Certain of the Company’s properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Atna Resources Inc., incorporated in the State of Nevada, U.S.A.; Minera Atna Chile Limitada, incorporated in Chile; and Atna Cayman Ltd., incorporated in Cayman Islands. Atna Cayman Ltd. was wound up during 2004. The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ from U.S. GAAP as described in note 13.

Resource Properties

The cost of mineral properties and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on a unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The amounts recorded for mineral claim acquisitions and their related deferred exploration and development costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its resource properties on a periodic basis and will recognize an impairment in value based upon current exploration results, if any, and upon management’s assessment of the probability of future profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value is also based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

Title to Assets

Although the Company has taken steps to insure the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Foreign Currency Translation

The Company translates its foreign operations on the following basis: monetary assets and liabilities are translated at the rate of exchange in effect as at the balance sheet date and non-monetary assets and liabilities are translated at their applicable historical rates. Revenues and expenses are translated at the average rates prevailing for the year, except for amortization which is translated at the historical rates associated with the assets being amortized.

Foreign exchange gains and losses from the translation of foreign operations are recognized in the current period.

Equipment

Equipment is recorded at cost and amortized over its estimated useful economic life on a declining balance basis at annual rates of 30% and 20%, respectively, for computer and office equipment, and on a straight-line basis over three years for exploration equipment and the assets of Minera Atna Chile Limitada.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents

Cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash, although in some cases their maturity dates extend beyond one year from the date of the financial statements. All cash equivalents are carried at their current market values, with any adjustments from cost recorded with interest income. Cash equivalents are inclusive of accrued interest amounts on securities that bear coupon interest, as receipt of these amounts is also considered to be certain and measurable.

Fair Value of Financial Instruments

The carrying amounts of cash and temporary investments, amounts receivable, marketable securities, and accounts payable and accrued liabilities approximate their aggregate fair values due to the short term nature of virtually all of their component balances.

Joint Ventures

The Company conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures. Under Canadian GAAP, the Company accounts for its interests in joint ventures using the proportionate consolidation method; under U.S. GAAP, joint ventures are accounted for by the equity method. There is currently no material impact upon the Company’s financial statement presentation resulting from the difference in Canadian and U.S. accounting standards for joint ventures as the Company’s share of all expenditures incurred by joint ventures has to date been deferred within mineral property costs. Refer to note 13 for a description of differences in financial statements line items that would result from an application of U.S. GAAP.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value, based either upon the trading price of the Company’s shares on the Toronto Stock Exchange (“TSX”) on the date of the agreement to issue the shares or the average closing price of the last ten trading days of the Company’s shares on the TSX prior to the date of issue. Costs incurred to issue common shares are deducted from share capital.

Income Taxes

The Company accounts for potential future tax assets and liabilities by recognizing the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net future tax asset is recognized. Such an allowance currently applies fully to all of the Company’s potential income tax assets.

Stock-Based Compensation

The Company records compensation associated with stock options granted to consultants, directors and employees using a fair value measured basis and records the expense as the options vest with the recipients.

The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to January 1, 2003. During 2002 the Company followed the policy of disclosing on a pro-forma basis only the effect of accounting for stock options granted to employees and directors on a fair value basis. On the exercise of options, the proceeds received by the Company and the expense recognized at the time of the initial grant are credited to share capital.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligations can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. The Company does not currently have any asset retirement obligations reflected in its financial statements.

Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

Marketable Securities

Marketable securities are recorded at cost and are subject to adjustment, on an aggregate basis, to the lower of cost and market value at the end of each reporting period.

3.	MARKETABLE SECURITIES

At December 31, 2004, the Company held marketable securities as follows:

		December 31, 2004		December 31, 2003
	Number of	Carrying	Market	Carrying	Market
Company	Shares	Amount	Value	Amount	Value

		$	$	$	$
Novicourt Inc.	20,000	26,200	37,800	26,200	32,600
Doublestar Resources Ltd.	100,000	22,000	25,500	22,000	23,000
Southern Rio Resources	62,500	9,375	6,875	9,375	20,625
Granderu Resources Corp.	300,000	75,000	69,000	-	-
Pacific Ridge Exploration Ltd.	100,000	10,000	10,500	-	-
Prospector Consolidated Resources Ltd.	300,000	36,000	52,500	-	-
Pacifica Resources Ltd.	872,393	193,221	222,460	-	-
Yukon Zinc Corp.	9,480,000	1,959,687	2,844,000	-	-
Yukon Gold Corporation Inc.	133,333	80,000	80,000	-	-

		2,411,483	3,348,635	57,575	76,225

4.	WRITE-OFF OF VALUE-ADDED TAX (“VAT”) RECEIVABLE

Value-added tax (“VAT”) is levied by the Internal Revenue Service of Chile on imports and local sales and services at the rate of 18 percent. VAT paid on imports and on acquisitions and services incurred in order to export may be recovered either as a credit against tax due or by requesting reimbursement. The Company anticipates that all or a portion of VAT incurred will be refunded to it, however, since it is not possible to estimate the date of receipt or the amount that will be refunded the Company has written-off any VAT receivable. Any amounts received in the future will be recorded as a recovery at that time.

5.	RESOURCE PROPERTIES

The Company incurred acquisition and exploration expenditures on its mineral properties as follows:

	Balance		Balance		Writeoffs/	Balance
	December 31,		December 31,		Sale of	December 31,
	2002	Expenditures	2003	Expenditures	Property	2004

CANADA
YUKON
Wolverine Property
Exploration costs	5,564,069	923	5,564,992	65,569	(5,630,561)	-

Wolf Property
Acquisition costs	210,000	-	210,000	-	(210,000)	-
Exploration costs	1,476,001	2,480	1,478,481	-	(1,478,480)	1

	1,686,001	2,480	1,688,481	-	(1,688,480)	1

Marg Property
Acquisition costs	250,000	-	250,000	80,000	-	330,000
Exploration costs	131,453	-	131,453	11,051	-	142,504
Option payments received	-	-	-	(210,000)	-	(210,000)

	381,453	-	381,453	(118,949)	-	262,504

BRITISH COLUMBIA
Ecstall Property	292,428	657	293,085	3,498	-	296,583

White Bull Property	153,089	277	153,366	7,033	-	160,399

Uduk Property	10,689	(10,689)	-	-	-	-

	456,206	(9,755)	446,451	10,531	-	456,982

CANADA TOTAL	8,087,729	(6,352)	8,081,377	(42,849)	(7,319,041)	719,487

UNITED STATES
ARIZONA
Lone Pine Property
Acquisition costs	100,000	756	100,756	739	-	101,495
Exploration costs	253,743	-	253,743	-	-	253,743

	353,743	756	354,499	739	-	355,238

NEVADA
Triple Junction/Dixie Fork Properties
Acquisition costs	57,672	76,440	134,112	-	-	134,112
Exploration costs
Professional Fees and wages	13,564	41,237	54,801	3,691	-	58,492
Geology	-	13,450	13,450	-	-	13,450
Geochemistry	760	2,449	3,209	-	-	3,209
Travel and transportation	314	-	314	-	-	314
Camp, equipment and supplies	-	99	99	-	-	99
Field office	-	5,699	5,699	116	-	5,815

	72,310	139,374	211,684	3,807	-	215,491

Golden Cloud Property
Acquisition costs	63,239	66,752	129,991	29,937	(159,928)	-
Exploration costs
Professional fees and wages	4,358	52,318	56,676	-	(56,676)	-
Geology	-	7,406	7,406	-	(7,406)	-
Geochemistry	660	1,718	2,378	-	(2,378)	-
Travel and transportation	-	87	87	-	(87)	-
Camp, equipment and supplies	-	1,050	1,050	-	(1,050)	-
Field office	45	1,752	1,797	80	(1,877)	-
Recoveries
Option payments	-	(35,025)	(35,025)	(31,096)	66,121	-

	68,302	96,058	164,360	(1,079)	(163,281)	-

5	.	RESOURCE PROPERTIES (continued)

			Balance		Balance		Writeoffs/	Balance
			December 31,		December 31,		Sale of	December 31,
			2002	Expenditures	2003	Expenditures	Property	2004

		Beowawe Property
		Acquisition costs	41,151	139,790	180,941	92,554	-	273,495
		Exploration costs
		Professional Fees and wages	4,196	78,125	82,321	28,432	-	110,753
		Geology	-	13,804	13,804	8	-	13,812
		Geochemistry	299	2,655	2,954	2,050	-	5,004
		Physical work	-	-	-	5,518	-	5,518
		Drilling	-	-	-	49,254	-	49,254
		Travel and transportation	-	891	891	1,680	-	2,571
		Camp, equipment and supplies	-	375	375	6,382	-	6,757
		Field office	-	5,031	5,031	4,938	-	9,969
		Recoveries
		Option payments	-	-	-	(38,427)	-	(38,427)
		Cost billed to 3rd parties	-	-	-	(170,523)	-	(170,523)
		Management fees	-	-	-	(25,578)	-	(25,578)

			45,646	240,671	286,317	(43,712)	-	242,605

		Clover Property
		Acquisition costs	-	81,862	81,862	52,052	-	133,914
		Exploration costs
		Professional Fees and wages	-	16,483	16,483	7,473	-	23,956
		Geochemistry	-	146	146	-	-	146
		Travel and transportation	-	87	87	1,088	-	1,175
		Camp, equipment and supplies	-	1,262	1,262	-	-	1,262
		Field office	-	2,518	2,518	261	-	2,779
		Recoveries					-
		Option payments	-	(35,025)	(35,025)	(75,000)	-	(110,025)

			-	67,333	67,333	(14,126)	-	53,207

		Sno Property
		Acquisition costs	-	60,521	60,521	14,547	-	75,068
		Exploration costs
		Professional Fees and wages	-	20,021	20,021	3,241	-	23,262
		Geology	-	1,751	1,751	-	-	1,751
		Geochemistry	-	1,597	1,597	1,526	-	3,123
		Travel and transportation	-	87	87	533	-	620
		Camp, equipment and supplies	-	2,145	2,145	-	-	2,145
		Field office	-	3,770	3,770	21	-	3,791
		Recoveries
		Option payments	-	-	-	(10,000)	-	(10,000)

			-	89,892	89,892	9,868	-	99,760

		Jarbidge Property
		Acquisition costs	-	28,084	28,084	144,180	-	172,264
		Exploration costs
		Professional Fees and wages	-	11,204	11,204	257,872	-	269,076
		Geology	-	-	-	4,215	-	4,215
		Geochemistry	-	1,196	1,196	88,726	-	89,922
		Travel and transportation	-	2,768	2,768	19,345	-	22,113
		Camp, equipment and supplies	-	1,362	1,362	30,376	-	31,738
		Field office	-	32	32	6,823	-	6,855

			-	44,646	44,646	551,537	-	596,183

5	.	RESOURCE PROPERTIES (continued)

			Balance		Balance		Writeoffs/	Balance
			December 31,		December 31,		Sale of	December 31,
			2002	Expenditures	2003	Expenditures	Property	2004

		Coal Canyon Property
		Acquisition costs	-	18,709	18,709	-	(18,709)	-
		Exploration costs
		Professional Fees and wages	-	4,608	4,608	-	(4,608)	-
		Geology	-	3,644	3,644	-	(3,644)	-
		Travel and transportation	-	1,403	1,403	-	(1,403)	-
		Camp, equipment and supplies	-	968	968	-	(968)	-
		Field office	-	62	62	-	(62)	-

			-	29,394	29,394	-	(29,394)	-

		Searchlight Property
		Acquisition costs	-	-	-	20,248	-	20,248
		Exploration costs
		Professional Fees and wages	-	-	-	18,262	-	18,262
		Geology	-	-	-	110	-	110
		Geochemistry	-	-	-	4,143	-	4,143
		Travel and transportation	-	-	-	910	-	910
		Camp, equipment and supplies	-	-	-	2,449	-	2,449
		Field office	-	-	-	1,913	-	1,913

			-	-	-	48,035	-	48,035

		Pinson Mine Property
		Acquisition costs	-	-	-	224,286	-	224,286
		Exploration costs
		Professional Fees and wages	-	-	-	480,523	-	480,523
		Geochemistry	-	-	-	88,240	-	88,240
		Physical work	-	-	-	9,948	-	9,948
		Drilling	-	-	-	1,389,887	-	1,389,887
		Travel and transportation	-	-	-	14,149	-	14,149
		Camp, equipment and supplies	-	-	-	116,176	-	116,176
		Field office	-	-	-	42,837	-	42,837

			-	-	-	2,366,046	-	2,366,046

		UNITED STATES TOTAL	540,001	708,124	1,248,125	2,921,115	(192,675)	3,976,565

		CHILE
		Celeste Property
		Acquisition costs	9,753	20,114	29,867	17,608	-	47,475
		Exploration costs	-	-	-	-	-	-

			9,753	20,114	29,867	17,608	-	47,475

		Cachinal Property
		Acquisition costs	-	2,200	2,200	1,874	-	4,074
		Exploration costs
		Professional fees and wages	-	4,755	4,755	4,827	-	9,582
		Geology	-	195	195	-	-	195
		Travel and transportation	-	703	703	-	-	703
		Field office	-	95	95	-	-	95
		Recoveries
		Option payments received	-	-	-	(20,000)	-	(20,000)

			-	7,948	7,948	(13,299)	-	(5,351)

		CHILE TOTAL	9,753	28,062	37,815	4,309	-	42,124

		OTHER PROPERTIES	315,123	54,121	369,244	27,474	-	396,718

		TOTAL RESOURCE	8,952,606	783,955	9,736,561	2,910,049	(7,511,716)	5,134,894
		PROPERTIES

5.	RESOURCE PROPERTIES (continued)

CANADA

YUKON

Wolverine Property

The Company had a 40% joint venture interest in the “Wolverine” property with Yukon Zinc Corporation (“YZC”) (formerly Expatriate Resources Ltd.) as the property operator and owner of the remaining 60% interest.

During the year, the Company sold its interest to YZC for $2,000,000 cash and 10,000,000 units of YZC valued at $2,271,000. Each unit consisted of one common share and one half warrant, each whole warrant is exercisable to purchase one common share of YZC for $0.32 for two years. The disposition resulted in a loss of $1,359,561; however, the Company maintains a net proceeds royalty of 4-10% indexed to the price of silver.

Wolf Property

The Company acquired an initial 65% interest in the ‘Wolf’ property from YGC Resources Ltd. (“YGC”), the owner of the remaining 35% interest, by incurring $1,500,000 in exploration expenditures and by paying $210,000 in cash to YGC.

YGC has not participated in work programs undertaken by the Company since 2000 and therefore its interest has been diluted to 34.4%, with the Company’s interest being increased to 65.6%.

Due to a lack of recent exploration work conducted on the claims, at December 31, 2004 the Company wrote its interest in the Wolf property down to a nominal amount.

Marg Property

The Company purchased a 2/3 joint venture interest in the ‘Marg’ property by making a cash payment of $250,000. Cameco Corporation is the owner of the remaining 1/3 interest.

During 2004, the Company purchased Cameco’s stake in the Marg joint venture by making cash payment of $80,000. On November 25, 2004, the Company entered into an option agreement with another party whereby that party can earn a 100% interest in the Marg Property by making total cash payments of $600,000 ($130,000 received) and issuing 400,000 common shares (133,333 shares received) to the Company on or before December 8, 2007.

BRITISH COLUMBIA

Ecstall Property

The Company has a 100% interest in 23 Crown Granted Mineral claims (21 claims with mining rights and two claims with surface rights), subject to a 3% (reducible to 2.5%) NSR royalty.

White Bull Property

The Company has a 100% interest in 24 mineral claim units acquired by the issuance of 25,000 common shares.

UNITED STATES

ARIZONA

Lone Pine Property

The Company purchased a 100% interest, subject to a 2% NSR granted as a finder’s fee (capped at U.S.$2,000,000), in the ‘Lone Pine’ property by making a cash payment of U.S.$100,000.

5.	RESOURCE PROPERTIES (continued)
UNITED STATES (continued)

NEVADA

Triple Junction and Dixie Fork Properties

The Company acquired a 100% interest, subject to a 3% NSR (uncapped), in the 36 ‘Triple Junction’ lode claims and 31 ‘Dixie Fork’ lode claims located at the south end of the Carlin Gold Trend in Elko county, Nevada, by paying U.S.$35,000 in cash and issuing 100,000 common shares.

In an agreement dated September 7, 2004, the Company granted an option to Sahelian Goldfields Ltd. (“Sahelian”) to earn up to a 70% interest in the Company’s Triple Junction/Dixie Fork gold project. Sahelian may earn a 55% interest in the properties by drilling 15,000 feet before November 2006, and may then elect to form a joint venture with the Company, or to increase its interest to 70%, before forming a joint venture, by funding and completing a bankable feasibility study.

Beowawe Properties

During 2002, the Company obtained an option to acquire a 100% interest, subject to a 3% royalty on gold revenue less U.S.$15 per realized ounce, in the 95 ‘Beowawe’ lode claims located at the north end of the Carlin Gold District in Nevada. To exercise the option, the Company has to pay to the optionor an aggregate of U.S.$80,000 (paid) in cash, allot and issue to the optionor up to 150,000 common shares in three separate tranches of 50,000 shares each (100,000 shares issued), and carry out a combined minimum 20,000 feet of exploratory drilling on the Golden Cloud and/or Beowawe properties prior to November 6, 2005. Following exercise of the option, the Company will have to make annual advance royalty payments of U.S. $50,000 and U.S. $75,000, respectively, for the first two years and U.S.$100,000 each subsequent year until the commencement of commercial production. A finder’s fee is payable to a third party, equal to 5% of the first U.S.$500,000 expenditures and payments made by the Company during the first two years of the agreement, and 3% of all expenditures and payments that are in excess of U.S.$500,000 during the first two years of the agreement. The finder’s fee is capped at U.S.$500,000.

In an agreement dated March 26, 2003, the Company obtained an option to acquire a 100% interest in 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 3% royalty on gold revenue which can be purchased for U.S.$250,000 or 700 ounces of gold, whichever is greater, per percentage point. To exercise the option, the Company has to pay to the Optionor an aggregate of U.S.$42,500 (U.S.$22,500 paid) in cash prior to December 1, 2006 and an annual minimum royalty of U.S.$5,000 thereafter.

In a separate agreement dated June 5, 2003, the Company obtained an exclusive lease and option to acquire a 100% interest in an additional 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 1% NSR royalty. The lease agreement requires the Company to pay advance royalties of U.S.$500 (paid) on signing the agreement, U.S.$1,000 (paid) prior to June 2004 and U.S.$2,000 each subsequent year until the commencement of commercial production. The Company has the right to buy a 100% interest in the property, including surface and mineral rights, at any time for U.S.$250,000.

The Company entered into an agreement with Prospector Consolidated Resources Inc. (“PRR”), dated July 15, 2004, to combine their respective Beowawe gold property interests. PRR obtained the option to acquire a 60% interest in the Company’s Beowawe property by issuing to the Company a total of 1,800,000 common shares (300,000 shares received), and spending US$750,000 on exploration over a three-year period. Upon completion of the work commitment, PRR may increase its interest to 70% by completing a bankable feasibility study. The Company will be granted a 40% interest in PRR’s property when PPR earns its interest in the Company’s claims.

5.	RESOURCE PROPERTIES (continued)
UNITED STATES (continued)
NEVADA (continued)

Clover Property

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims on the ‘Clover’ property, subject to a 3% NSR royalty, which can be purchased for U.S.$1,000,000 per percentage point. Terms of the agreement include cumulative total payments to the vendor of U.S.$305,000 (U.S.$50,000 paid) prior to March 11, 2010. The Clover property is subject to a Finder’s Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder’s fee of U.S.$5,000 (paid) upon execution of the acquisition agreement, and U.S.$10,000 (paid) and U.S.$20,000, respectively, for the first two years after the agreement and U.S.$30,000 on each subsequent anniversary until the commencement of commercial production. The Finder’s fee is capped at a maximum of U.S.$500,000.

The Company entered into a letter agreement dated March 16, 2004 with Grandcru Resources Corp. (“Grandcru”) whereby Grandcru can earn up to a 55% interest in the Clover project by issuing an aggregate of 1,000,000 common shares (300,000 shares received) to the Company by June 1, 2007 and incurring aggregate exploration expenditures of Cdn$2,500,000 by June 1, 2008. Grandcru may then earn an additional 15% interest by completing a bankable feasibility study on the property.

Sno Property

By an agreement dated April 29, 2003, the Company obtained an option to acquire a 100% interest on the ‘Sno’ property located in Elko County, Nevada, by making a cash payment of U.S.$15,000 (paid). The property is subject to a 3% NSR royalty on gold revenue, less U.S.$15 per realized ounce. To exercise the option, the Company must make additional payments totalling U.S.$280,000 (US$20,000 paid) prior to April 10, 2008, issue 50,000 common shares (issued) to the optionor, and carry out a minimum 2,000 meters (completed) of exploratory drilling prior to April 10, 2006. Following the exercise of the option, the Company shall make annual advance royalty payments of U.S.$100,000 until the commencement of commercial production.

Jarbidge Properties

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 127 ‘Jarbidge’ claims located in Elko County, Nevada by paying a total of U.S.$600,000 (U.S.$25,000 paid) to the optioner by December 5, 2009 and incurring aggregate exploration expenditures of U.S.$300,000 in stages by December 5, 2006. The property is subject to NSRs ranging from 1.5 -2.5% .

On December 15, 2004, the Company signed a separate lease agreement and option to acquire 10 unpatented mining claims, subject to a 2.5% production royalty, adjacent to the Jarbidge claims. The Company must make lease payments totalling US$19,800 in stages to December 14, 2007 and annual payments of US$9,000 each year thereafter. The Company may purchase the property and the production royalty at any time for US$375,000.

Refer also to note 14.

Searchlight Property

In an agreement dated January 17, 2004, the Company purchased a 100% interest on the Searchlight property by the issuance of 30,000 common shares.

Pinson Property

The Company entered an Exploration Agreement (“the agreement”), effective August 12, 2004, with Pinson Mining Company (“Pinson”) wherein the Company may acquire up to 100% interest in the Pinson Mine Property, Humboldt County, Nevada. Pursuant to the terms of the agreement, the Company may acquire a 70% interest in the Pinson Property by spending US$12 million over four years with a commitment to spend US$1.5 million (incurred) in the first year. Upon the Company acquiring a 70% interest and delivering a preliminary feasibility study, Pinson may elect to back-in to reacquire a 70% interest by spending an additional US$30 million on the project over a 3-year period, form a 70:30 joint venture with the Company; or sell its remaining 30% interest to the Company for US$15 million.

5.	RESOURCE PROPERTIES (continued)

CHILE

Celeste Property

During 2002, the Company entered into an agreement with Minera Teck Cominco Chile Limitada whereby the Company acquired a 100% interest in the ‘Celeste’ property, subject to a 2% NSR, for consideration of CH$3,700,000 (equivalent to U.S.$9,753). A land-use fee of U.S.$50 per hectare of surface, payable if the land is used for waste dump, fill leaching or ancillary mining facilities, also applies.

Cachinal Property

The Company entered into an option agreement with Valencia Ventures (“Valencia”) wherein Valencia may earn up to 70% interest in the Company’s Cachinal de la Sierra property in Chile by making cash payments totaling Cdn$95,000 (Cdn$20,000 received) and spending Cdn$1,500,000 within three years.

OTHER PROPERTIES

The Company has interests in other properties in the Yukon Territory and Chile.

6.	SUPPLEMENTARY CASH FLOW DISCLOSURES

Supplementary disclosure of non-cash investing and financing activities:

	2004	2003	2002
	$	$	$

Equipment amortization recorded as deferred property costs	21,193	7,747	4,203
Common shares issued for property	15,900	99,950	-
Marketable securities received for option payments
- Pacific Ridge Exploration Ltd. (Sno property)	10,000	-	-
- Grandcru Resources Corp. (Clover property)	75,000	-	-
- Yukon Gold Corporation Inc. (Marg property)	80,000	-	-
- Prospector Consolidated Resources Ltd. (Beowawe property)	36,000	-	-
Marketable securities received for sale of property
- Southern Rio Resources Ltd. (Uduk property)	-	22,500	-
- Yukon Zinc Corporation (Wolverine Property)	2,271,000	-	-
Common shares issued in settlement of severance obligations	-	175,175	-

7.	RELATED PARTY TRANSACTIONS

There were no related party transactions in 2004, 2003 or 2002

8.	SHARE CAPITAL

a) Authorized share capital of the Company consists of 100,000,000 common shares and 50,000,000 preferred shares without par value.

Issued	2004			2003			2002

	Number of			Number of			Number of
	Shares	Amount		Shares	Amount		Shares	Amount

Opening balance	30,194,667	36,524,790		21,757,037	$34,051,138		21,757,037	34,051,138
Issued for:
Private placement	7,280,000	3,648,758	(2)).	6,976,000	2,099,277	(1)	-	-
Exercise of warrants	1,036,205	458,460
Exercise of stock options	410,000	109,500		400,000	99,250		-	-
Exercise of stock options
- Stock-based Compensation	-	38,153	(3)	-	-		-	-
Property	30,000	15,900		300,000	99,950		-	-
Severance settlement	-	-		761,630	175,175		-	-

Closing balance	38,950,872	40,795,561		30,194,667	$36,524,790		21,757,037	34,051,138

(1)	net of share issue costs of $342,322.
(2)	net of share issue costs of $355,243.
(3)	represents the amounts initially expensed on grant of the options.

b) Stock Options

Stocks options to purchase common shares have been granted to directors, employees and consultants of the Company at exercise prices determined with reference to the market value on the date of the grant. At December 31, 2004, the Company had stock options outstanding for 2,085,000 common shares.

		Weighted-Average
		Exercise Price
	Options	$	Expiry Date Range

Options outstanding at December 31, 2003	1,680,000	0.25	06/14/04 to 06/16/06
Exercised	(410,000)	0.27	09/20/04 to 06/16/06
Cancelled/Expired	(50,000)	0.45	06/14/04
Granted	865,000	0.41	01/09/07 to 07/05/07

Options outstanding at December 31, 2004	2,085,000	0.31	12/05/05 to 07/05/07

During the current year, the Company recorded stock-based compensation expense of $94,770.

If the Company had accounted for the stock options granted to directors and employees using the fair value method during 2002, the pro-forma effect would have increased the net loss by $24,023 to $5,297,792 with no material change to loss per share for the year ended December 31, 2002.

The fair value of options included in the pro-forma information above and in the expense recorded in 2003 and the current year has been estimated using the Black-Scholes Option Pricing Model based on the following assumptions: a risk free interest of 2.25 to 2.50% (2003 –3.0 to 3.8%;2002 - 6.0%); an expected life of 3 years; an expected volatility of 35% (2003 - 10 to 35%;2002 - 30 to 32%); and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

8.	SHARE CAPITAL (continued) c) Stock Options and Warrants Outstanding at December 31, 2004:

Type	Number Outstanding	Exercise Price $	Expiry Date (1)

Options	275,000	0.22	December 5, 2005
	75,000	0.23	June 2, 2006
	10,000	0.23	June 16, 2006
	10,000	0.255	June 16, 2006
	850,000	0.25	June 16,2006
	400,000	0.50	January 9, 2007
	425,000	0.325	April 20, 2007
	40,000	0.45	July 5, 2007

	2,085,000

Warrants	710,000	0.74	April 19, 2005
	2,783,715	0.45	September 30, 2005
	343,820	0.425	September 30, 2005
	309,910	0.45	September 30, 2005
	3,640,000	0.70	December 6, 2005
	728,000	0.60	December 6, 2005

	8,515,445

(1) At December 31, 2004 the weighted-average remaining contractual life of outstanding stock options is 1.62 years.

9.	SEGMENTED INFORMATION

Assets by geographical segment:

	2004	2003
	$	$
Canada	9,426,839	12,191,930
Cayman Islands	-	2,238
Chile	128,074	70,967
United States	4,703,251	1,282,281

	14,258,164	13,547,416

10.	COMMITMENT

The Company has a lease commitment for its office premises which expires June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. The Company’s proportionate share of annual rental payments under this arrangement is approximately $64,000.

11.	LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share is not presented as it is anti-dilutive.

12.	INCOME TAXES

The Company has non capital losses of approximately $4.7 million expiring in stages to 2012 as follows:

Amount
Expiry Date	$

December 31, 2005	256,000
December 31, 2006	85,000
December 31, 2007	405,000
December 31, 2008	259,000
December 31, 2009	1,016,000
December 31, 2010	1,273,000
December 31, 2011	738,000
December 31, 2012	681,000

4,713,000

In addition, the Company has resource and other tax pools available to reduce taxable income that aggregate approximately $13.6 million at December 31, 2004 (2003 - $17.7 million). The potential benefit from the application of these amounts has not been reflected in the financial statements as it cannot be considered likely that they will be utilized.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Resource Property Costs

Under Canadian GAAP, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (d) provide a summary of the impact on the Company’s balance sheets and statements of operations and deficit that would result from the application of US accounting principles to resource property costs

		2004	2003	2002
a)	Assets

	Resource Properties

	Resource properties following Canadian GAAP	$5,134,894	$9,736,561	$8,952,606

	Less deferred exploration costs	(5,134,894)	(9,736,561)	(8,952,606)
		$-	$-	$-

Resource properties following U.S. GAAP

b)	Operations

	Net loss following Canadian GAAP	$(4,222,611)	$(1,764,935)	$(5,273,769)

	Property costs expensed under U.S. GAAP – net	(2,910,049)	(784,698)	(1,049,855)

	Deferred property costs written-off under Canadian GAAP	1,881,155	743	1,824,956

	Proceeds received on sale of property	4,271,000	-	-

	Loss on property sold under Canadian GAAP	1,359,561	-	-

Net income (loss) under U.S. GAAP		379,056	(2,548,890)	(4,498,668)

c)	Deficit

	Closing deficit under Canadian GAAP	(27,359,778)	(23,137,167)	(21,372,232)

	Adjustment to deficit for exploration expenditures of prior years written-off under U.S. GAAP	(5,134,894)	(9,736,561)	(8,952,606)

	Closing deficit under U.S. GAAP	$(32,494,672)	$(32,873,728)	$(30,324,838)

d)	Earnings (loss) per share under U.S. GAAP

	Earnings (loss) per share	$0.01	$(0.11)	$(0.21)

13.	DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	e)	Stockholders’ Equity

		i)	Accumulated Other Comprehensive Income

Under SFAS 130, the Company is now required to record certain gains and losses as a component of Stockholder’s Equity, with the current changes in the component balances comprising the balance sheet figure disclosed in a separate statement or in a financial statement note. The only item in the Company’s financial statements impacting Comprehensive Income is the unrealized gains and losses on the Company’s marketable securities.

The following provides the continuity of Accumulated Other Comprehensive Income or Loss under US GAAP:

$
Other Comprehensive Income – 2003	18,650

Accumulated Other Comprehensive Income – December 31, 2003	18,650
Other Comprehensive Income – 2004	918,502

Accumulated Other Comprehensive Income – December 31, 2004	937,152

ii)	Marketable Securities

Under Canadian GAAP, no write-down to market value is required if an investment is considered by management to be held for the long-term, unless there has been an other-than-temporary decline in the value of that investment. Under US SFAS 115, the investments held by the Company are considered to be “available for sale securities” and are required to be reported at fair value, with any unrealized holding gains and losses included in current Other Comprehensive Income, a component of Stockholders’ Equity.

The following provides a reconciliation to US GAAP of a pro-forma application of SFAS 115 to these financial statements:

	2004	2003
	$	$
Investments under Canadian GAAP	2,411,483	57,575
Other Comprehensive Income under U.S. GAAP – 2003	18,650	18,650
Other Comprehensive Income under U.S. GAAP – 2004	918,502	-

Investments under US GAAP	3,348,635	76,225

14.	SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2004:

	a.	35,000 stock options and 46,250 warrants were exercised for total proceeds of $28,487.

	b.	250,000 stock options were granted at an exercise price of $0.59 expiring February 8, 2008.

	c.	In an agreement dated February 4, 2005, the Company obtained a mining lease with an option for the partial purchase of a royalty on eight (8) patented mining claims adjacent to the main Jarbidge claim group, subject to a 5% production royalty. Fifty percent (50%) of the production royalty may be purchased for U.S. $2 million. The lease requires annual payments to the Lessor by the Company totalling U.S. $117,500 over the first eight (8) years of the agreement (an initial payment of U.S. $5,000 was paid upon signing on February 4, 2005). Thereafter, an annual minimum royalty of U.S. $25,000 is payable on or before the anniversary date of the agreement.

	d.	In an agreement dated February 4, 2005, the Company obtained an option to acquire a 100% interest in six unpatented federal lode claims adjacent to the main Jarbidge claim group, subject to a 1.5% to 3.0% production royalty which varies with the price of gold sold. To exercise the option, the Company will pay to the Optionor an aggregate of U.S. $19,500 during the first four years of the agreement (U.S. $1,500 was paid upon signing on February 4, 2005). Thereafter, an annual advance royalty payment of U.S. $6,000 is due on or before the anniversary date of the agreement until a total of U.S. $500,000 is received by the owner.